Annual General Meeting of Shareholders of SaverOne 2014 Ltd.

Date: November 17, 2024
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1. To re-elect Ori Gilboa to our Board of Directors until our next annual general meeting of shareholders.	☐	☐	☐
2. To re-elect Jacob Tenenboim to our Board of Directors until our next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Yaron Be'eri to our Board of Directors until our next annual general meeting of shareholders.	☐	☐	☐
4. To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2024, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm's compensation.	☐	☐	☐
5. To discuss the auditor's report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2023 and to transact such other business as may properly come before the meeting.	non-voting proposal		

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of SaverOne 2014 Ltd. to be held November 17, 2024 For Holders as of October 17, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT November 12, 2024.

https://www.sec.gov/Archives/edgar/data/1894693/000121390023055512/ea181397ex99-1_saverone.htm

PROXY TABULATOR FOR
SAVERONE 2014 LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SaverOne 2014 Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on November 12, 2024)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **October 17, 2024**, at the Company's **Annual General Meeting to be held on November 17, 2024, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SaverOne 2014 Ltd.
P.O. Box 8016
CARY, NC 27512-9903